FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-09225

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plans Committee

H.B. Fuller Company 401(k) & Retirement Plan

St. Paul, MN

We have audited the accompanying statements of net assets available for benefits of H.B. Fuller Company 401(k) & Retirement Plan as of December 31, 2013 and 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By: /s/ Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota June 12, 2014

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value
Company Common Stock	$83,953,227	$58,593,278
Large Cap Equity Funds	54,199,131	37,386,845
Mid-Cap Equity Funds	18,167,743	9,213,554
Small Cap Equity Funds	20,950,691	13,371,460
International Equity Funds	18,270,388	13,175,897
Balanced Funds	45,340,318	28,640,569
Fixed Income Funds	13,707,070	15,939,101
Cash	32,068,072	28,317,513

Total Investments	286,656,640	204,638,217
Notes receivable from participants	4,105,515	2,885,540
Employer contributions receivable	202,987	182,435
Net assets transferred into plan	—	28,365,821

Total assets	290,965,142	236,072,013
Net assets available for benefits	$290,965,142	$236,072,013

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2013

Additions:
Contributions:
Participant contributions	$9,719,276
Employer contributions	9,004,848

Total contributions	18,724,124

Investment income:
Interest	177,774
Dividends	4,787,047
Net appreciation in fair value of investments	58,164,808

Total investment gain	63,129,629

Total additions	81,853,753

Deductions:
Participant distributions and withdrawals	(28,085,206)
Administrative expense	(238,361)

Total deductions	(28,323,567)

Net increase	53,530,186
Transfers of Plan assets due to merger	1,362,943
Net assets available for benefits:
Beginning of year	236,072,013

End of year	$290,965,142

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Description of the Plan

The following brief description of the H.B. Fuller Company 401(k) & Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a)	General

The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (the Employer, Plan Administrator and Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Trustee

The trustee for the Plan is J.P. Morgan Chase Bank, N.A. (the Trustee).

(c)	Eligibility and Contributions

All regular full-time and part-time employees may begin contributing to the Plan as soon as administratively practicable after their date of hire and will be automatically enrolled unless elected otherwise. All qualified employees are immediately eligible for the Employer matching contribution. To be eligible for the match, an employee must make contributions equal to 1 percent of pre-tax or after-tax compensation up to a maximum of 75 percent subject to a statutory maximum of $17,500 for 2013. Participants who are age 50 or older, or who will become age 50 during the current Plan year, may contribute an additional pre-tax and/or after-tax amount to the Plan. The additional amount these participants may contribute during 2013 is $5,500. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.

The Employer makes contributions to employees’ accounts by matching 100 percent of an employee’s contributions, up to 4 percent of the employee’s eligible compensation to be allocated according to the employee’s elections. A participant’s contribution and Employer’s contribution may be invested in any combination of participant-directed investment funds or H.B. Fuller Company Common Stock. A participant’s investment option for past and future contributions can be changed daily within restrictions. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at anytime. Employer matching contributions to the Plan cease during the suspension period.

All employees are eligible to receive non-elective retirement contributions up to 3 percent of the employee’s eligible earnings. A participant becomes 100 percent vested in the non-elective retirement contributions after three years of vesting service to the Employer, or upon age 65, disability, death or termination of the Plan.

(d)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution; (b) the Employer’s matching contribution, (c) an allocation of the Plan’s investment income, (d) discretionary Employer contributions and (e) rollover contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(e)	Payment of Benefits

On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan document. If the participant terminates employment at the age of 55 or older, he or she may elect to receive their distribution in installment payments as defined by the Plan document. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant may elect a distribution, which will be paid in a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The investment in H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f)	Vesting

Participants are immediately vested in their contributions, rollover contributions and Employer matching contributions plus actual earnings thereon. Vesting in the Company’s non-elective contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested after three years of vesting service with the Employer, or upon age 65, disability, death or plan termination.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the prime rate published in the Wall Street Journal on the last business day of the month immediately proceeding the month in which the loan is issued (3.25 percent at December 31, 2013). This is determined at the time of the loan. The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans at December 31, 2013 had interest rates ranging from 3.25 percent to 9.5 percent and mature at various dates through 2028. Principal and interest are repaid ratably through payroll deductions.

(h)	Forfeitures

Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer’s contribution to the participant’s account. Amounts forfeited are used to reduce future Employer contributions. Unused forfeitures at December 31, 2013 and 2012 were $166,321 and $8,946, respectively. Forfeitures of $4,411 were used to reduce Employer contributions for the year ended December 31, 2013.

(i)	Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(j)	Plan Amendments and Other Plan Changes

Effective December 31, 2012, the Plan was amended by merging the H.B. Fuller Adhesives, LLC Savings Investment Plan and the H.B. Fuller Adhesives, LLC Defined Contributions Retirement Plan into the Plan.

Effective January 1, 2013, the Plan was amended to state that the participating employers are: H.B. Fuller International, Inc., H.B. Fuller Automotive Company, H.B. Fuller Construction Products Inc., Adalis Corporation (for the period prior to June 3, 2013) and Engent, Inc.

Effective January 1, 2013, the Plan was amended to clarify “Eligible Earnings,” treatment of contributions or transfers to the Trust and years of service for former participants in the Engent, Inc. 401(k) Plan.

(k)	Net Transfers

In August 2012, the assets of the RCG 401(k) Plan were transferred into the Plan. The total net assets transferred were $1,798,992.

On December 31, 2012, the H.B. Fuller Adhesives, LLC Savings Investment Plan and the H.B. Fuller Adhesives, LLC Defined Contributions Retirement Plan were merged with the Plan. The total net assets transferred were $23,055,782 and $5,310,039 for the H.B. Fuller Adhesives, LLC Savings Investment Plan and the H.B. Fuller Adhesives, LLC Defined Contributions Retirement Plan, respectively. The net assets transferred included $738,178 of notes receivable from participants. Substantially all of the H.B. Fuller Adhesives, LLC Savings Investment Plan and the H.B. Fuller Adhesives, LLC Defined Contributions Retirement Plan assets were transferred to J.P. Morgan Chase Bank, N.A. on January 2, 2013.

The net transfers in included $709,496 from the H.B. Fuller Adhesives, LLC Savings Investment Plan which merged with the Plan on December 31, 2012.

On November 1, 2013, the assets of the Engent Inc. 401(k) Plan were transferred into the Plan. The total net assets transferred were $653,447.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investment Valuation and Income Recognition

The fair values of the Plan’s investments in H.B. Fuller Company Common Stock are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2013.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(c)	Net Appreciation in the Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d)	Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions.

(e)	Concentration of Market Risk

At December 31, 2013 and 2012, approximately 29 percent and 28 percent, respectively, of the Plan’s net assets available for benefits were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company Common Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(f)	Distributions to Participants

Distributions to participants are recorded when the distribution is made.

(g)	Notes Receivable from Participants

Participant loans are reported at current value. Current value is defined by ERISA as “the sum of the unpaid principal balance plus accrued but unpaid interest.”

(h)	Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income or paid outside the Plan.

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

(j)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(3)	Investments

Investments, at fair value, include the following at December 31, 2013 and 2012:

	2013		2012
H.B. Fuller Company common stock, 1,608,779 and 1,682,061 shares, respectively	$83,953,227	*	$58,593,278	*
American Beacon Large Cap Value 302,205 and 234,746 shares, respectively	8,688,423		5,079,893
DFA U.S. Targeted Value Portfolio 394,903 and 276,842 shares, respectively	8,991,931		4,709,082
Dodge & Cox International Stock Fund 239,539 and 202,388 shares, respectively	10,309,790		7,010,732
Harbor Capital Appreciation 274,613 and 241,915 shares, respectively	15,567,840	*	10,286,221	*
PIMCO All Asset 257,250 and 249,409 shares, respectively	3,107,594		3,137,562
PIMCO Total Return Bond Fund 1,282,230 and 1,418,069 shares, respectively	13,707,070		15,939,101	*
Vanguard Institutional Index 176,884 and 168,715 shares, respectively	29,942,868	*	22,020,731	*
Vanguard Mid-Cap Index Fund 603,980 and 409,128 shares, respectively	18,167,743	*	9,213,554
Vanguard Prime Money Market 32,068,061 and 28,317,513 shares, respectively	32,068,072	*	28,317,513	*
Vanguard Target Retirement 2010 40,733 and 33,031 shares, respectively	1,042,766		797,041
Vanguard Target Retirement 2015 410,928 and 304,665 shares, respectively	6,069,400		4,076,420
Vanguard Target Retirement 2020 358,881 and 244,368 shares, respectively	9,729,277		5,823,290
Vanguard Target Retirement 2025 430,147 and 315,799 shares, respectively	6,774,818		4,291,712
Vanguard Target Retirement 2030 216,937 and 149,474 shares, respectively	5,996,144		3,494,693
Vanguard Target Retirement 2035 269,567 and 206,222 shares, respectively	4,577,255		2,905,673
Vanguard Target Retirement 2040 89,427 and 54,210 shares, respectively	2,532,571		1,256,581
Vanguard Target Retirement 2045 101,590 and 72,792 shares, respectively	1,804,244		1,059,123
Vanguard Target Retirement 2050 41,594 and 24,966 shares, respectively	1,172,539		576,459
Vanguard Target Retirement 2055 10,051 and 4,255 shares, respectively	305,043		105,534
Vanguard Target Retirement 2060 534 and 0 shares, respectively	14,272		—
Vanguard Target Retirement Fund 177,152 and 91,590 shares, respectively	2,214,396		1,116,481
Stephens Small Cap Growth 670,710 and 666,850 shares, respectively	11,958,759		8,662,378
William Blair Institutional International Growth 457,506 and 414,047 shares, respectively	7,960,598		6,165,165

	$286,656,640		$204,638,217

*	Represents 5% or more of the Plan’s net assets available for benefits at the end of the Plan year.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $58,164,808 as follows:

H.B. Fuller Company Common Stock	$28,972,866
American Beacon Large Cap Value	2,096,205
DFA U.S. Targeted Value Portfolio	2,094,778
Dodge & Cox International Stock Fund	1,930,791
Harbor Capital Appreciation	3,775,993
PIMCO All Asset	(140,282)
PIMCO Total Return Bond Fund	(773,672)
Vanguard Institutional Index	6,836,784
Vanguard Mid-Cap Index Fund	4,372,982
Vanguard Target Retirement 2010	62,203
Vanguard Target Retirement 2015	477,831
Vanguard Target Retirement 2020	1,009,719
Vanguard Target Retirement 2025	818,296
Vanguard Target Retirement 2030	787,796
Vanguard Target Retirement 2035	685,883
Vanguard Target Retirement 2040	372,094
Vanguard Target Retirement 2045	279,308
Vanguard Target Retirement 2050	164,727
Vanguard Target Retirement 2055	48,622
Vanguard Target Retirement 2060	15,769
Vanguard Target Retirement Fund	45,490
Stephens Small Cap Growth	3,091,644
William Blair Institutional International Growth	1,138,981

$58,164,808

(4)	Tax Status

The Internal Revenue Service has determined and informed the Employer by letters dated March 19, 2004 and April 23, 2014 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since submitting the determination request to the Internal Revenue Service. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore no provision for income taxes has been included in the Plan’s financial statements.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan. The financial statements effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

(5)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Common Stock which is invested in shares of common stock of the Employer. H.B. Fuller Company is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 2013 amounted to $12,776,491and $8,248,295, respectively. The fair value of H.B. Fuller Company common stock was $83,953,227 and $58,593,278 as of December 31, 2013 and 2012, respectively.

The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as a party-in-interest. Notes receivable from participants were $4,105,515 and $2,885,540 as of December 31, 2013 and 2012, respectively.

(6)	Fair Value Measurements

The Plan follows accounting principles generally accepted in the United States of America for measuring, reporting and disclosing fair value. These standards apply to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis.

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1	–	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

Level 2	–	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3	–	Unobservable inputs for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There has been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds: Mutual funds are classified as level 1 as they are traded in an active market for which closing prices are readily available.

The Plan sponsor is responsible for the determination of fair value. Accordingly, they perform periodic analysis on the prices received from the pricing services used to determine whether the prices are reasonable estimates of fair value. As a result of these reviews, the plan sponsor has not historically adjusted the prices obtained from the

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

pricing services. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

As of December 31, 2013:

Description	Total	Level 1	Level 2	Level 3
Investments:
Company Common Stock	$83,953,227	$83,953,227	$—	$—
Large Cap Equity Funds	54,199,131	54,199,131	—	—
Mid-Cap Equity Funds	18,167,743	18,167,743	—	—
Small Cap Equity Funds	20,950,691	20,950,691	—	—
International Equity Funds	18,270,388	18,270,388	—	—
Balanced Funds	45,340,318	45,340,318	—	—
Fixed Income Funds	13,707,070	13,707,070	—	—
Money Market Funds	32,068,072	32,068,072	—	—

Total Investments	$286,656,640	$286,656,640	$—	$—

As of December 31, 2012:

Description	Total	Level 1	Level 2	Level 3
Investments:
Company Common Stock	$58,593,278	$58,593,278	$—	$—
Large Cap Equity Funds	37,386,845	37,386,845	—	—
Mid-Cap Equity Funds	9,213,554	9,213,554	—	—
Small Cap Equity Funds	13,371,460	13,371,460	—	—
International Equity Funds	13,175,897	13,175,897	—	—
Balanced Funds	28,640,569	28,640,569	—	—
Fixed Income Funds	15,939,101	15,939,101	—	—
Money Market Funds	28,317,513	28,317,513	—	—

Total Investments	$204,638,217	$204,638,217	$—	$—

(7)	Subsequent Events

On April 3, 2014, J.P. Morgan signed an agreement to sell its retirement plan recordkeeping business to Great-West Financial. The transaction is scheduled to close in the third quarter of 2014 subject to regulatory approval. It is not anticipated that this change will impact participants’ accounts or how they are serviced.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Schedule H, line 4i —Schedule of Assets (Held at End of Year)

December 31, 2013

EIN 41-0268370

Plan Number 003

	(b)
	Identity of issuer,				(e)
	borrower, or	(c)	Units/	(d)	Current
(a)	similar party	Description	Shares	Cost	value
*	H.B. Fuller Company	Common Stock	1,608,779	**	$83,953,227
	American Beacon Large Cap Value Fund	Mutual Fund	302,205	**	8,688,423
	DFA U.S. Targeted Value Portfolio Fund	Mutual Fund	394,903	**	8,991,931
	Dodge & Cox Int’l Stock Fund	Mutual Fund	239,539	**	10,309,790
	Harbor Capital Appreciation Fund	Mutual Fund	274,613	**	15,567,840
	PIMCO All Asset Fund	Mutual Fund	257,250	**	3,107,594
	PIMCO Total Return Bond Fund	Mutual Fund	1,282,230	**	13,707,070
	Vanguard Institutional Index Fund	Mutual Fund	176,884	**	29,942,868
	Vanguard Mid-Cap Index Fund	Mutual Fund	603,980	**	18,167,743
	Vanguard Prime Money Market Fund	Mutual Fund	32,068,061	**	32,068,072
	Vanguard Target Retirement 2010 Fund	Mutual Fund	40,733	**	1,042,766
	Vanguard Target Retirement 2015 Fund	Mutual Fund	410,928	**	6,069,400
	Vanguard Target Retirement 2020 Fund	Mutual Fund	358,881	**	9,729,277
	Vanguard Target Retirement 2025 Fund	Mutual Fund	430,147	**	6,774,818
	Vanguard Target Retirement 2030 Fund	Mutual Fund	216,937	**	5,996,144
	Vanguard Target Retirement 2035 Fund	Mutual Fund	269,567	**	4,577,255
	Vanguard Target Retirement 2040 Fund	Mutual Fund	89,427	**	2,532,571
	Vanguard Target Retirement 2045 Fund	Mutual Fund	101,590	**	1,804,244
	Vanguard Target Retirement 2050 Fund	Mutual Fund	41,594	**	1,172,539
	Vanguard Target Retirement 2055 Fund	Mutual Fund	10,051	**	305,043
	Vanguard Target Retirement 2060 Fund	Mutual Fund	534	**	14,272
	Vanguard Target Retirement Fund	Mutual Fund	177,152	**	2,214,396
	Stephens Small Gap Growth Fund	Mutual Fund	670,710	**	11,958,759
	William Blair Instit. Int’l Growth Fund	Mutual Fund	457,506	**	7,960,598
*	Participant loans	Participant loans receivable, interest at 3.25% to 9.5%, due at various dates through 2028		$—	4,105,515

		Total investments			$290,762,155

*	Represents party-in-interest.
**	Cost omitted for participant directed investments

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Date: June 12, 2014	By:	/s/ Dawn R. Bergien-Skarbalus
(North American Benefits Manager, on behalf of James J. Owens, Plan administrator)